Exhibit 99.3

For immediate release

LION ELECTRIC ANNOUNCES FIRST QUARTER 2021 RESULTS

FOLLOWING SUCCESSFUL PUBLIC LISTING

MONTREAL, QUEBEC—May 17, 2021 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced its financial and operating results for the first quarter of fiscal year 2021, which ended on March 31, 2021. All amounts are in U.S. dollars except where otherwise indicated.

Q1 2021 HIGHLIGHTS

•	Delivery of 24 vehicles, a significant increase as compared to the 2 delivered in the same period last year.

•	Revenue of $6.2 million, up $5.0 million compared to $1.2 million in Q1 2020.

•	Negative gross profit of $1.8 million, down $0.8 million as compared to $1.1 million in Q1 2020.

•	Administrative expenses of $6.3 million, up $5.5 million as compared to Q1 2020.

•	Selling expenses of $4.4 million, up $2.8 million as compared to Q1 2020.

•	Adjusted EBITDA[1] of negative $5.9 million, compared to negative $3.0 million in 2020.

•	Acquisition of intangible assets, which mainly consist of research & development activities, amounted to $6.5 million, up $3.7 million as compared to $2.8 million in Q1 2020.

BUSINESS UPDATES

•

Vehicle order book[1] of 817 all-electric medium- and heavy-duty urban vehicles as of May 14th, 2021, consisting of 209 trucks and 608 buses, representing a combined total order value of over $225 million.

•	LionEnergy order book[1] of 76 charging stations as of May 14th, 2021, representing a combined total order value of over $800,000.

•	Secured an order of 260 school buses from First Student, a leading school bus operator on May 14, 2021, with deliveries expected to take place from the second half of 2021 to the first half of 2023.

•

Obtained initial truck orders from sizable fleet owners, such as Pride Group, Ikea’s logistics partners (Second Closet and Metro Supply Chain Group), Sobeys, ConEdison and Heritage during and after the end of the quarter.

•	Delivery of the first 10 Lion6 trucks to Amazon completed shortly after the end of the quarter.

•	Significant progress in recruitment, with total company headcount exceeding 650 employees as of the date hereof, along with key strategic hires, as we look to accelerate and support long-term growth.

•

Significant progress on long-term strategy, including formal announcement of the site selection for the U.S. manufacturing facility and launch of the battery plant and innovation center construction, including C$100 million funding support towards construction costs.

[1]	See “Non-IFRS Measures and Other Performance Metrics” section of this press release.

•	Successful debut as a publicly-traded company on both the NYSE and the TSX, with net transaction proceeds resulting from the related business combination transaction of approximately $490 million.

•	While the COVID-19 pandemic continues to impact Lion’s operations, its suppliers and its customers’ ability to take vehicle deliveries, numerous signs point to an upcoming market recovery.

“The last few months were pivotal for Lion, as we made the transition from being a private to a publicly-listed company, which provides us with capital to support our long-term strategy. I would like to express my gratitude to everyone involved in our successful public listing and extend a warm welcome to all our new shareholders,” commented Marc Bedard, CEO – Founder of Lion. “On the operational front, despite the continued impact of the COVID-19 pandemic, we were able to post a positive performance for Q1 2021 as compared to Q1 2020. In addition, our clients continue to show a high level of satisfaction with our products and services. Not only have we shown growth in revenues in Q1, but we have improved our order book. With 7 types of purpose-built electric vehicles available for purchase today and eight additional ones expected to be available by the end of 2022, our focus is to accelerate our growth and execute on our long-term strategy, including by advancing our U.S. manufacturing facility and our battery plant projects, continuing to build our order book, accelerating vehicle deliveries and further strengthening our team. All these elements are the foundation of our success,” concluded Marc Bedard.

CHANGES TO THE BOARD OF DIRECTORS AND MANAGEMENT TEAM AND UPDATE ON COMPANY HEADCOUNT

Board of Directors

Ian Robertson and Chris Jarratt, both co-founders and directors of Norther Genesis Acquisition Corp. (“NGA”), joined Lion’s newly formed board of directors consisting of eight directors, including six former Lion board members.

Management team

During and shortly after the end of the quarter, Lion strengthened its management team, with the addition of Isabelle Adjahi as VP, Investor Relations and Sustainable Development and François Duquette as VP, Chief Legal Officer and Corporate Secretary.

The Company also welcomed and announced the following appointments:

•

Brian S. Piern as Chief Commercial Officer, effective June 7, 2021. In this newly created role, Mr. Piern will guide Lion to the next level of its growth by expanding to new markets, building on long-standing relationships with existing clients, while developing new accounts and expanding market share. He is an experienced executive leader with a demonstrated history of working in the financial services, logistics, fleet and electrification industries. Since January of 2019 Brian led the development of the commercial team at XL Fleet, offering significant support to the company’s growth, merger and NYSE listing in late 2020. Prior to this, he spent 13 years in the fleet industry, most recently with Element Fleet Management and GE Capital Fleet, where he served as Senior Vice President of Sales.

•	Rocco Mezzatesta as Senior Vice-president – Product development and Vehicle engineering. Mr. Mezzatesta, who is tasked with product development as well as the management of engineering projects, brings over 20 years of engineering experience, mostly in the transportation industry for companies such as Tesla, Ford, and Toyota.

•

Vince Spadafora as Vice President, Financial Reporting, effective May 17, 2021. In this newly created role, Mr. Spadafora will oversee all aspects of financial reporting and related compliance. Mr. Spadafora has over 15 years of experience with public company financial reporting. He recently served as Director, External Reporting & Accounting Policies at Gildan Activewear Inc., a leading manufacturer of everyday basic apparel listed on the NYSE and the TSX.

Company headcount

As of May 14, 2021, Lion had over 650 employees, of which over 200 were in its R&D department.

SELECT EXPLANATIONS ON RESULTS OF OPERATIONS

Revenues

Revenues increased by $5.0 million, from $1.2 million for the three-month period ended March 31, 2020, to $6.2 million for the three-month period ended March 31, 2021. The increase in revenue was primarily due to an increase in vehicle sales volume of 22 units, from 2 units (2 school buses in the U.S.) for the three-month period ended March 31, 2020, to 24 units (18 school buses and 6 trucks; 22 vehicles in Canada and 2 vehicles in the U.S.) for the three-month period ended March 31, 2021.

Cost of Sales

Cost of sales increased by $5.7 million, from $2.3 million for the three-month period ended March 31, 2020, to $8.0 million for the three-month period ended March 31, 2021. The increase was primarily due to the addition of personnel and other resources to accommodate higher anticipated production volumes. Lion completed the manufacturing of 43 vehicles in the three-month period ending March 31, 2021.

Gross Profit

Gross profit decreased by $0.8 million, from ($1.1) million (-86.0% of revenues) for the three-month period ended March 31, 2020, to ($1.8) million (-29.0% of revenues) for the three-month period ended March 31, 2021. The decrease is primarily due to the addition of personnel and other resources to accommodate higher anticipated production volumes.

Administrative Expenses

Administrative expenses increased by $5.5 million, from $0.8 million for the three-month period ended March 31, 2020, to $6.3 million for the three-month period ended March 31, 2021. The increase was primarily due a significant increase in non-cash share-based compensation of $3.1 million for the three-month period ended March 31, 2021 ($0.2 million for the three-month period ended March 31, 2020), to Lion expanding its head office capabilities in preparation of an expected increase in business, and an increase in non-recurring professional fees.

Selling Expenses

Selling expenses increased by $2.8 million, from $1.6 million for the three-month period ended March 31, 2020, to $4.4 million for the three-month period ended March 31, 2021. The increase was primarily due a significant increase in non-cash share-based compensation of $2.1 million for the three-month period ended March 31, 2021 ($0.1 million for the three-month period ended March 31, 2020), to Lion expanding its sales force effective, and an increase in expenses associated with Experience Centers.

LIQUIDITY PROFILE

The business combination transaction with NGA and the concurrent equity private placement closed on May 6, 2021, and resulted in proceeds of approximately $490 million to the Company, net of transaction fees. Approximately $90 million of such proceeds were used to repay outstanding credit facilities and debt instruments. Immediately after the closing of the transaction and the repayment of such indebtedness, the Company had a debt balance of approximately $12 million, consisting mainly of a loan against vehicle subsidies to be received in the future, in addition to approximately $400 million of cash on hand.

CONFERENCE CALL

A conference call and webcast will be held on May 17, 2021, at 8:30 a.m. (Eastern Time) to discuss the results.

To participate in the conference call, dial (236) 714-3941 or (833) 329-1697 (toll free). A live webcast of the conference call will also be available at www.thelionelectric.com under the “Events and Presentation” page of the “Investors” section. An archive of the event will be available for a period of time shortly after the conference call.

FINANCIAL REPORT

This release incorporates by reference our 2021 first quarter financial report, including the unaudited interim consolidated financial statements of the Company as at and for the quarter ended March 31, 2021, and related MD&A, which will be filed by the Company with applicable Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on our website at www.thelionelectric.com.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the three-month periods ended March 31

(Unaudited)

	2021	2020
	$	$
Revenue	6,225,478	1,228,439
Cost of sales	8,032,301	2,284,676

Gross profit	(1,806,823)	(1,056,237)

Administrative expenses	6,269,969	760,753
Selling expenses	4,383,579	1,606,863
Finance costs	3,907,390	1,879,500
Foreign exchange loss (gain)	(178,653)	365,926
Change in fair value of share warrant obligation	(75,245)	—

Net loss for the period	(16,113,863)	(5,669,279)
Other comprehensive income (loss) Item that will be subsequently reclassified to net loss Foreign currency translation adjustment	(1,302,467)	(112,240)

Comprehensive loss for the three-month period	(17,416,330)	(5,781,519)

Loss per share
Basic loss per share	(0.15)	(0.05)

Diluted loss per share	(0.15)	(0.05)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2021, and December 31, 2020

(Unaudited)

	March 31, 2021	December 31, 2020
ASSETS	$	$
Current
Inventories	47,852,275	38,073,303
Accounts receivable	14,676,492	18,505,072
Prepaid expenses	1,553,322	1,078,148

Current assets	64,082,089	57,656,523

Non-current
Property, plant and equipment	6,340,776	5,446,807
Right-of-use assets	7,905,453	7,498,724
Intangible assets	48,128,869	42,090,843
Contract asset	14,506,486	14,327,709

Non-current assets	76,881,584	69,364,083

Total assets	140,963,673	127,020,606

LIABILITIES
Current
Bank indebtedness and other indebtedness	31,303,033	28,733,983
Trade and other payables	15,336,249	12,404,614
Current portion of share-based compensation liability	39,200,456	35,573,558
Current portion of long-term debt	42,717,680	26,699,276
Current portion of lease liabilities	1,702,996	1,814,635

Current liabilities	130,260,414	105,226,066

Non-current
Share-based compensation liability	37,621,575	35,126,025
Long-term debt	87,326	118,539
Convertible debt instruments	19,912,273	18,866,890
Lease liabilities	6,436,263	5,904,473
Share warrant obligation	31,868,091	31,549,033
Common shares, retractable	27,819,990	25,855,509

Non-current liabilities	123,745,518	117,420,469

Total liabilities	254,005,932	222,646,535

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share capital	32,562,541	32,562,541
Conversion options on convertible debt instruments, net of tax	1,472,520	1,472,520
Deficit	(142,544,268)	(126,430,406)
Cumulative translation adjustment	(4,533,051)	(3,230,584)

Total equity (deficiency)	(113,042,258)	(95,625,929)

Total equity (deficiency) and liabilities	140,963,674	127,020,606

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three-month periods ended March 31

(Unaudited)

	2021	2020
	$	$
OPERATING ACTIVITIES
Net loss for the year	(16,113,863)	(5,669,279)
Non-cash items:
Amortization - property, plant and equipment	291,396	110,117
Amortization - right-of-use assets	457,570	340,471
Amortization - intangible assets	234,848	34,953
Stock-based compensation	5,205,352	251,043
Accretion expense on common shares, retractable	1,616,013	1,196,421
Accretion expense on balance of purchase price payable related to the acquisition of the dealership rights	153,120	208,718
Accretion expense on convertible debt instruments	797,214	24,888
Change in fair value of share warrant obligation	(75,245)	—
Unrealized foreign exchange loss (gain)	(35,926)	327,689
Net change in working capital items	(2,594,854)	(2,315,638)

Cash flows used in operating activities	(10,064,375)	(5,490,617)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(1,111,899)	(868,788)
Acquisition of intangible assets	(6,450,184)	(2,780,614)
Government assistance related to intangible assets	456,190	1,222,987
Contract asset, other costs	—	—

Cash flows used in investing activities	(7,105,893)	(2,426,415)

FINANCING ACTIVITIES
Net change in credit facilities	4,977,316	5,471,279
Repayment of loans on research and development tax credits and subsidies receivable	(2,745,712)	—
Long-term debt	15,775,473	—
Repayment of long-term debt	(370,026)	(685,988)
Repayment of lease liabilities	(447,724)	(215,633)
Proceeds from issuance of convertible debt instruments, net of issuance costs	—	3,671,299

Cash flows from financing activities	17,189,327	8,240,957

Effect of exchange rate changes on instruments held in foreign currency	(62,053)	(21,701)

Net increase in cash	(42,994)	302,224
Bank overdraft, beginning of three-month period	(91,076)	(168,108)

Bank overdraft, end of three-month period	(134,070)	134,116

Other information on cash flows related to operating activities:
Income taxes paid	—	—
Interest paid	1,050,469	390,041
Interest paid under lease liability	79,471	53,975

NON-IFRS MEASURES AND OTHER PERFORMANCE METRICS

The Company reports its financial results in accordance with the International Financial Reporting Standards (“IFRS”). This press release makes reference to certain non-IFRS measures, including Adjusted EBITDA, and other performance metrics, including the Company’s order book. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Additional details relating to these non-IFRS measures and other performance metrics can be found in Lion’s MD&A, which is available under the Company’s SEDAR profile at www.sedar.com.

“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, changes in fair value of share warrant obligation, foreign exchange loss (gain) and certain non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. The Company believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, you should be aware that when evaluating Adjusted EBITDA, the Company may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, the Company’s presentation of these measures should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. The Company’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion.

The Company’s order book, expressed as a number of units or the amount of sales expected to be recognized in the future in respect of such number of units, is determined based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably established and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product. When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS or any other applicable securities legislation. Lion believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance and trends. Lion’s computation of its order book may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book, order backlog or order intake in the same fashion. In addition, Lion’s presentation of such measure should not be construed as a representation by Lion that all of the vehicles and charging stations included in its order book will translate into actual sales. A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances within a certain period. The conversion of the Company’s order book in actual deliveries and sales is subject to a number of risks. For instance, a customer may default on a purchase order that has become binding, and the Company may not be able to convert orders included in its order books into sales. As a result, the Company’s realization of its order book could be affected by variables beyond its control and may not be entirely realized.

ADJUSTED EBITDA RECONCILIATION

The following table reconciles net loss to Adjusted EBITDA for the three-month periods ended March 31, 2021, and 2020.

For the three-month periods ended March 31

(Unaudited)

	2021	2020
	$	$
	(in thousands)
Revenue	$6,225	$1,228
Net loss	(16,114)	($5,669)
Finance costs	3,907	1,880
Depreciation and amortization	984	483
Share-based compensation(1)	5,205	251
Change in fair value of warrant(2)	(75)	—
FX loss (gain)(3)	(179)	—
Non-recurring fees(4)	410	21

Adjusted EBITDA	($5,861)	($3,034)

(1)	Represents non-cash expenses recognized in connection with the issuance and revaluation to fair value of options to participants under Lion’s legacy option plan.
(2)	Represents change in the fair value of the share warrant obligation under the Specified Customer Warrant valued at $31,868,091 as of March 31, 2021.
(3)	Represents non-cash losses (gains) relating to foreign exchange translation.
(4)

Represents non-recurring professional fees related to the acquisition of dealership rights and other professional fees, including as it relates to financing transactions, recruiting of senior management and other non-recurring items.

ABOUT LION ELECTRIC

Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements contained in this press release that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.

Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the Company’s current and projected order book, the Company’s long-term strategy and future growth, the Company’s battery plant project in Quebec and U.S. manufacturing facility, and the expected launch of new models of electric vehicles.

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release including, but not limited to, that the Company will be able to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners, that the Company will continue to operate its businesses in the normal course, that the Company will be able to implement its growth strategy, that the Company will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Québec battery plant, that the Company will be able to maintain its competitive position, that the Company will continue to improve its operational, financial and other internal controls and systems to manage its growth and size and that its results of operations and financial condition will not be adversely affected, that the Company will be able to maintain the benefits received by it from government subsidies and economic incentives and that the Company will be able to secure additional funding through equity or debt financing on terms acceptable to it. Such estimates and assumptions are made by the Company in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The Company believes that these risks and uncertainties include, but are not limited to, the following: any adverse changes in the U.S. and Canadian general economic, business, market, financial, political and legal conditions, including as consequences of the global COVID-19 pandemic; the Company’s inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers’ business needs; the Company’s inability to execute its growth strategy; the Company’s inability to maintain its competitive position; the Company’s inability to reduce its costs of supply over time; any inability to maintain and enhance the Company’s reputation and brand; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure of information technology systems or any cybersecurity and data privacy breaches or incidents; the reduction, elimination or discriminatory application of government subsidies and economic incentives or the reduced need for such subsidies; natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events; and the outcome of any legal proceedings that may be instituted against Lion from time to time.

These and other risks and uncertainties related to the businesses of Lion are described in greater detail in the section entitled “Risk Factors” in the Company’s final prospectus dated May 5, 2021 (the “Canadian Prospectus”) filed with the Autorité des marchés financiers (the “AMF”) and the registration statement on Form F-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) and declared effective on March 24, 2021 and other documents publicly filed with the AMF and the SEC. Many of these risks are beyond the Company’s management’s ability to control or predict. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained, and risk factors identified, in the Canadian Prospectus, the Registration Statement and other documents filed with the AMF and the SEC.

Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, the Company undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts:

MEDIA

Patrick Gervais

Vice President of Marketing and Communications

Patrick.Gervais@thelionelectric.com

514-992-1060

INVESTORS

Isabelle Adjahi

Vice President, Investor Relations and Sustainable Development

Isabelle.Adjahi@thelionelectric.com

450-432-5466, extension 171